UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

VERIZON COMMUNICATIONS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	23-2259884
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1095 Avenue of the Americas New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
4.073% Notes due 2024	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

DESCRIPTION OF THE NOTES

Maturity, Interest, Form and Ranking for the Notes

This description of notes relates to £694,804,000 million of our notes, which will mature on June 18, 2024 (“Notes”). We will pay interest on the Notes in arrears at a rate of 4.073% per annum on June 18 of each year to holders of record at the close of business on the preceding June 4. If interest or principal on the Notes is payable on a day that is not a day other than (i) a Saturday or Sunday or (ii) any day on which commercial banks are not open for business in The City of New York or London (a “Business Day”), then we will make the payment on the next Business Day in such locations, and no additional interest will accrue as a result of the delay in payment. The first interest payment date on the Notes was June 18, 2015. Interest on the Notes will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the Notes (or from the Early Settlement Date, if no interest has been paid on the Notes), to but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.

The first interest period began on June 18, 2014, and the most recent began on June 18, 2016.

The Notes are issued under our Indenture, dated as of December 1, 2000 (as amended or supplemented, the “Indenture”), between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly known as First Union National Bank), as trustee (the “Trustee”), and have been issued in book-entry form and shall be in denominations of £100,000 and integral multiples of £1,000 in excess thereof.

The Notes are unsecured and rank equally with all of our other senior unsecured debt. The Indenture does not limit the amount of debt securities that may be issued.

We may issue additional Notes in the future.

Global Clearance and Settlement

The Notes have been issued in the form of one or more global notes (the “Global Notes”) in fully registered form, without coupons, and deposited with a common depositary (or its nominee) for, and in respect of interests held through, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg” and, together with Euroclear, the “Clearing Systems”). Except as described herein, certificates will not be issued in exchange for beneficial interests in the Global Notes.

Ownership of interests in the Global Notes (“Book-Entry Interests”) is limited to persons that have accounts with Euroclear or Clearstream, Luxembourg, as applicable (such persons being referred to as “Participants”), or persons that may hold interests through such Participants. In addition, transfers of Book-Entry Interests between Participants in Euroclear or Clearstream, Luxembourg will be effected by Euroclear or Clearstream, Luxembourg, as applicable, pursuant to customary procedures and subject to the applicable rules and procedures established by Euroclear or Clearstream, as applicable, and their respective Participants.

Except as set forth herein, the Global Notes may be transferred, in whole and not in part, only to Euroclear or Clearstream, Luxembourg or their respective nominees. No link has been or is expected to be established among The Depository Trust Company and Euroclear or Clearstream, Luxembourg with respect to the Notes.

Beneficial interests in the Global Notes are represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect Participants in Euroclear or Clearstream, Luxembourg. Those beneficial interests must be in denominations of £100,000 and integral multiples of £1,000 in excess thereof. Should certificates be issued to individual holders of the Notes, a holder of Notes who, as a result of trading or otherwise, holds a principal amount of Notes that is less than the minimum denomination of the Notes would be required to purchase an additional principal amount of Notes such that its holding of Notes of such series amounts to the minimum specified denomination. Investors may hold Notes directly through Euroclear or Clearstream, Luxembourg, if they are Participants in such Clearing Systems, or indirectly through organizations that are Participants in such Clearing Systems.

Owners of beneficial interests in the Global Notes are not entitled to have Notes registered in their names and will not receive or be entitled to receive physical delivery of Notes in definitive form. Except as provided below, beneficial owners are not considered the owners or holders of the Notes under the Indenture. Accordingly, each beneficial owner must rely on the procedures of the Clearing Systems and, if such person is not a Participant of the Clearing Systems, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if we request any action of holders or a beneficial owner desires to give or take any action which a holder is entitled to give or take under the Indenture, the Clearing Systems would authorize their Participants holding the relevant beneficial interests to give or take action and the Participants would authorize beneficial owners owning through the Participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the Clearing Systems to their Participants, by the Participants to indirect Participants and by the Participants and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Persons who are not Participants may beneficially own Notes held by the common depositary for Euroclear and Clearstream, Luxembourg only through direct or indirect Participants.

Euroclear and Clearstream, Luxembourg Arrangements

So long as Euroclear or Clearstream, Luxembourg or their common depositary (or its nominee) is the registered holder of the Global Notes, Euroclear, Clearstream, Luxembourg, the common depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture and the Notes. Payments of principal, interest and additional amounts, if any, in respect of the Global Notes will be made to Euroclear, Clearstream, Luxembourg or such nominee, as the case may be, as registered holder thereof.

Distributions of principal, interest and additional amounts, if any, with respect to the Global Notes will be credited in the lawful currency of the United Kingdom (“GBP”) to the extent received by Euroclear or Clearstream, Luxembourg to the cash accounts of Participants in accordance with the relevant Clearing System’s rules and procedures.

Because Euroclear and Clearstream, Luxembourg can only act on behalf of Participants, who in turn act on behalf of indirect Participants, the ability of a person having an interest in the Global Notes to pledge such interest to persons or entities which do not participate in the relevant Clearing System, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

The holdings of Book-Entry Interests through Euroclear and Clearstream, Luxembourg will be reflected in the book-entry accounts of each such institution. As necessary, the registrar will adjust the amounts of the Global Notes on the register for the accounts of the common depositary to reflect the amounts of Notes held through Euroclear and Clearstream, Luxembourg, respectively.

Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any Notes where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired date.

Secondary market sales of Book-Entry Interests held through Euroclear or Clearstream, Luxembourg to purchasers of Book-Entry Interests through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Investors will only be able to make and receive deliveries, payments and other communications involving the Notes through Euroclear and Clearstream, Luxembourg on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Euroclear and Clearstream, Luxembourg on the same business day as in the United States. U.S. investors who wish to transfer their interests in the Notes, or to make or receive a payment or delivery of the Notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Euroclear or Clearstream, Luxembourg is used. Euroclear and Clearstream, Luxembourg will credit payments to the cash accounts of Euroclear or Clearstream, Luxembourg Participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Clearstream, Luxembourg or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a holder under the Indenture on behalf of a Euroclear or Clearstream, Luxembourg Participant only in accordance with its relevant rules and procedures.

Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of the Notes among Participants of Euroclear and Clearstream, Luxembourg. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Currency Conversion

Payments of principal, interest and additional amounts, if any, on the Notes will be payable in GBP or, if the United Kingdom adopts Euro as its lawful currency, in Euro. If either Euro or GBP is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control (including the dissolution of the Euro), then all payments in respect of the Notes will be made in U.S. dollars until Euro or GBP, as the case may be, is again available to us. The amount payable on any date in Euro or GBP, as applicable, will be converted into U.S. dollars at a rate mandated by the U.S. Federal Reserve Board as of the close of business on the second Business Day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the latest U.S. dollar/Euro exchange rate or U.S. dollar/GBP exchange rate, as applicable, available on or prior to the second Business Day prior to the relevant payment date as determined by us in our sole discretion. Any payment in respect of the Notes alternatively made in Euro or U.S. dollars will not constitute an event of default under the Notes or the Indenture.

Paying Agent and Registrar for the Notes

Elavon Financial Services DAC, UK Branch, a wholly-owned subsidiary of U.S. Bank National Association (the Trustee), acts as paying agent and U.S. Bank National Association acts as registrar for the Notes. Upon notice to the Trustee, we may change the paying agent or registrar, provided however that we will maintain a paying agent in a member state of the European Union that is not obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income, or any law implementing or complying with or introduced in order to conform to such directive (so long as there is such member state).

Optional Redemption

We have the option to redeem the Notes on not less than 30 nor more than 60 days’ notice to the holders of Notes, in whole or in part, at any time prior to maturity, at a redemption price equal to the greater of:

i.	100% of the principal amount of the Notes being redeemed, or

ii.	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (exclusive of interest accrued to the date of redemption), as the case may be, discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (IMCA)) at the Comparable Government Bond Rate plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the date of redemption.

The “Comparable Government Bond Rate” will be determined on the third Business Day preceding the redemption date and means, with respect to any date of redemption, the rate per annum equal to the yield to maturity calculated in accordance with customary financial practice in pricing new issues of comparable corporate debt securities paying interest on an annual basis (ACTUAL/ACTUAL (IMCA)) of the Comparable Government Bond, assuming a price for the Comparable Government Bond (expressed as a percentage of its principal amount) equal to the Comparable Government Bond Price for such date of redemption.

“Calculation Agent” means an independent investment banking or commercial banking institution of international standing appointed by us.

“Comparable Government Bond” means the United Kingdom government security or securities selected by one of the Reference Government Bond Dealers appointed by us as having an actual or interpolated maturity comparable with the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of GBP-denominated corporate debt securities of a comparable maturity to the remaining term of the Notes.

“Comparable Government Bond Price” means, with respect to any redemption date, (A) the arithmetic average of the Reference Government Bond Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Government Bond Dealer Quotations, or (B) if the Calculation Agent obtains fewer than four such Reference Government Bond Dealer Quotations, the arithmetic average of all such quotations.

“Reference Government Bond Dealer” means each of five banks selected by us, which are (A) primary European government securities dealers, and their respective successors, or (B) market makers in pricing corporate bond issues.

“Reference Government Bond Dealer Quotations” means, with respect to each Reference Government Bond Dealer and any redemption date, the arithmetic average, as determined by the Calculation Agent, of the bid and offered prices for the Comparable Government Bond (expressed in each case as a percentage of its principal amount) at 11:00 A.M., (London time), on the third Business Day preceding such date for redemption quoted in writing to the Calculation Agent by such Reference Government Bond Dealer.

Redemption for Taxation Reasons

The Notes may be redeemed at our option, in whole but not in part, at any time on giving not less than 30 nor more than 60 days’ notice to the holders of Notes (which notice shall be irrevocable), at their principal amount, together with interest accrued to, but excluding, the date fixed for redemption, if:

i.	we have or will become obliged to pay additional amounts with respect to such series of notes as provided or referred to under “Withholding Taxes” below as a result of any change in, or amendment to, the laws, treaties, or rulings of the United States or any political subdivision or any authority thereof or therein having the power to tax, or any change in the application or official interpretation of such laws or regulations or rulings (including a holding by a court of competent jurisdiction in the United States), which change or amendment is enacted or adopted on or after June 18, 2014; provided that, prior to the publication of any notice of redemption pursuant to this paragraph, we have delivered to the trustee a certificate signed by one of our officers stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred; or

ii.	on or after June 18, 2014, any action is taken by a taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, the United States or any political subdivision of or in the United States or any authority thereof or therein having the power to tax, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation is officially proposed, which, in any such case, in the written opinion of independent tax counsel of nationally recognized standing, will result in a material probability that we will become obliged to pay additional amounts with respect to the Notes; provided that, prior to the publication of any notice of redemption pursuant to this paragraph, we have delivered to the trustee a certificate signed by one of our officers stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred. However, no such notice of redemption shall be given less than 30 or more than 90 days prior to the earliest date on which we would be obliged to pay such additional amounts if a payment in respect of the Notes were then due.

Withholding Taxes

All payments of principal, interest and premium (if any) in respect of the Notes by us or a paying agent on our behalf shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges (“Taxes”) imposed by or on behalf of the United States or any political subdivision thereof or any authority therein or thereof having the power to tax, unless the withholding or deduction of such Taxes is required by law. In that event, we shall pay to a holder that is a Non-U.S. person (as defined below) such additional amounts as may be necessary to ensure that the net amount received by such holder, after withholding or deduction for or on account of such Taxes, will be equal to the amount such holder would have received in the absence of such withholding or deduction. However, no additional amounts shall be payable with respect to any note if the beneficial owner is subject to taxation solely for reasons other than its ownership of Notes, nor shall additional amounts be payable for or on account of:

i.	any Tax that would not have been imposed, withheld or deducted but for any present or former connection (other than the mere fact of being a holder or beneficial owner of such note) between the holder or the beneficial owner of such note and the United States or the applicable political subdivision or authority, including, without limitation, such holder or beneficial owner being or having been a citizen or resident of the United States or the applicable political subdivision or authority or treated as being or having been a resident thereof;

ii.	any Tax that would not have been imposed, withheld or deducted but for the holder or beneficial owner of such Notes being or having been with respect to the United States a personal holding company, a controlled foreign corporation, a passive foreign investment company, a foreign private foundation or other foreign tax-exempt organization, or a corporation that accumulates earnings to avoid U.S. federal income tax;

iii.	any Tax that is payable other than by withholding or deduction by us or a paying agent from payments in respect of such Notes;

iv.	any gift, estate, inheritance, sales, transfer, personal property, excise or similar Tax;

v.	any Tax that would not have been imposed, withheld or deducted but for a change in any law, treaty, regulation, or administrative or judicial interpretation that becomes effective after the applicable payment becomes due or is duly provided for, whichever occurs later, to the extent such change in law, treaty, regulation or administrative interpretation would apply retroactively to such payment;

vi.	any Tax that would not have been imposed, withheld or deducted but for the presentation of such Notes more than 30 days after the applicable payment becomes due or is duly provided for, whichever occurs later, except to the extent that such holder would have been entitled to such additional amounts on presenting such Notes for payment on the last date of such period of 30 days;

vii.	any Tax that would not have been imposed, withheld or deducted but for the failure of a direct or indirect holder or beneficial owner of such Notes to comply with applicable certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connection with the United States of such holder or beneficial owner;

viii.	any Tax that would not have been imposed, withheld or deducted but for the failure of the holder or beneficial owner of such Notes to meet the requirements (including the statement requirements) of Section 871(h) or Section 881(c) of the Code; or

ix.	any combination of items i-viii.

For purposes of clauses i-ix above, references to the holder or beneficial owner of Notes include a fiduciary, settlor, beneficiary or person holding power over such holder or beneficial owner, if such holder or beneficial owner is an estate or trust, or a partner, member or shareholder of such holder or beneficial owner, if such holder or beneficial owner is a partnership, limited liability company or corporation. In addition, we will not pay additional amounts to the holder of Notes if such holder or the beneficial owner of such Notes is a fiduciary, partnership, limited liability company or other fiscally transparent entity, or if the holder of such Notes is not the sole beneficial owner of such Notes, as the case may be, to the extent that a beneficiary or settlor with respect to the fiduciary, or a beneficiary, partner or member of the partnership, limited liability company or other fiscally transparent entity, or a beneficial owner would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner, partner or member received directly its beneficial or distributive share of the payment. For purposes of “—Withholding Taxes,” the term “Non-U.S. person” means any person that is, for U.S. federal income tax purposes, a foreign corporation, nonresident alien individual, a nonresident fiduciary of a foreign estate or foreign trust or a foreign partnership one or more of the partners of which is such a foreign corporation, nonresident alien individual or nonresident fiduciary.

Any additional amounts paid on the Notes will be paid in GBP.

Liens on Assets

The Notes will not be secured. However, if at any time we incur other debt or obligations secured by a mortgage or pledge on any of our property, the Indenture requires us to secure the debt securities equally and ratably with the debt or obligations secured by such mortgage or pledge for as long as such debt or obligations remain secured. Exceptions to this requirement include the following:

•	purchase-money mortgages or liens;

•	liens on any property or asset that existed at the time when we acquired that property or asset;

•	any deposit or pledge to secure public or statutory obligations;

•	any deposit or pledge with any governmental agency required to qualify us to conduct any part of our business, to entitle us to maintain self-insurance or to obtain the benefits of any law relating to workmen’s compensation, unemployment insurance, old age pensions or other social security; or

•	any deposit or pledge with any court, board, commission or governmental agency as security for the proper conduct of any proceeding before it.

The Indenture does not prevent any of our affiliates from mortgaging, pledging or subjecting to any lien, any property or asset, even if the affiliate acquired that property or asset from us.

We may issue or assume an unlimited amount of debt under the Indenture. As a result, the Indenture does not prevent us from significantly increasing our unsecured debt levels, which may negatively affect the resale of the Notes.

Changes to the Indenture

The Indenture may be changed with the consent of holders owning more than 50% of the principal amount of the outstanding debt securities of each series affected by the change. However, we may not change your principal or interest payment terms or the percentage required to change other terms of the Indenture without your consent and the consent of others similarly affected.

We may enter into supplemental indentures for other specified purposes, including the creation of any new series of debt securities without the consent of any holder of the Notes.

Consolidation, Merger or Sale

The Indenture provides that we may not merge with another company or sell, transfer or lease all or substantially all of our property to another company unless:

•	the successor corporation expressly assumes:

•	payment of principal, interest and any premium on the Notes; and

•	performance and observance of all covenants and conditions in the Indenture;

•	after giving effect to the transaction, there is no default under the Indenture;

•	we have delivered to the Trustee an officers’ certificate and opinion of counsel stating that such transaction complies with the conditions set forth in the Indenture; and

•	if as a result of the transaction, our property would become subject to a lien that would not be permitted by the asset lien restriction, we secure the debt securities equally and ratably with, or prior to, all indebtedness secured by that lien.

Events of Default

An event of default means, for the Notes, any of the following:

•	failure to pay interest on the Notes for 90 days after payment is due;

•	failure to pay principal or any premium on the Notes when due;

•	failure to perform any other covenant for 90 days after notice to us; and

•	certain events of bankruptcy, insolvency and reorganization.

If an event of default occurs and continues, the Trustee or the holders of at least 25% of the outstanding principal amount of the Notes may declare the entire principal of all the Notes to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the outstanding principal amount of the Notes can rescind the declaration if there has been deposited with the Trustee a sum sufficient to pay all matured installments of interest, principal and any premium.

The holders of more than 50% of the outstanding principal amount of the Notes, may, on behalf of the holders of all of the Notes, control any proceedings resulting from an event of default or waive any past default except a default in the payment of principal, interest or any premium. We are required to file an annual certificate with the Trustee stating whether we are in compliance with all of the conditions and covenants under the Indenture.

Concerning the Trustee

Within 90 days after a default occurs with respect to the Notes, the Trustee must notify the holders of the Notes of all defaults known to the Trustee if we have not remedied them (default is defined to mean any event which is, or after notice or lapse of time or both would become, an event of default with respect to the Notes as specified above under “Events of Default”). If a default described in the third bullet point under “Events of Default” occurs, the Trustee will not give notice to the holders of the Notes until at least 60 days after the occurrence of that default. The Trustee may withhold notice to the holders of the Notes of any default (except in the payment of principal, interest or any premium) if it in good faith believes that withholding this notice is in the interest of the holders.

Prior to an event of default, the Trustee is required to perform only the specific duties stated in the Indenture, and after an event of default, must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The Trustee is not required to take any action permitted by the Indenture at the request of holders of the Notes, unless those holders protect the Trustee against costs, expenses and liabilities. The Trustee is not required to spend its own funds or become financially liable when performing its duties if it reasonably believes that it will not be adequately protected financially.

The Trustee and its affiliates have commercial banking relationships with us and some of our affiliates and serves as trustee or paying agent under indentures relating to debt securities issued by us and some of our affiliates.

Certain U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences that may be relevant to beneficial owners of a Note. This discussion applies only to Notes held as capital assets by U.S. Holders (as defined below). This summary is for general information purposes only and does not address all aspects of U.S. federal income tax and does not deal with all tax considerations that may be relevant to U.S. Holders in light of their personal circumstances. Therefore, this summary is not intended to be, and should not be construed as, legal or tax advice with respect to any holder. Holders should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences of an investment in the Notes.

This summary does not deal with special situations, such as: tax consequences to holders that may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use a mark-to-market method of accounting for their securities, U.S. expatriates or former citizens or long-term residents of the United States; tax consequences to persons holding Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle; tax consequences to U.S. Holders whose “functional currency” is not the U.S. dollar; tax consequences to holders treated as partnerships or other pass-through entities, “controlled foreign corporations” or “passive foreign investment companies” or investors in such entities; and alternative minimum tax consequences, if any.

The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury Regulations (the “Regulations”), rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We have not sought any ruling from the U.S. Internal Revenue Service (the “IRS”), nor have we sought an opinion from counsel with respect to the statements made and the conclusions reached in the following summary. There can be no assurance that the IRS will agree with these statements and conclusions, nor is there any assurance that such statements and conclusions will be sustained by a court if challenged by the IRS. This summary also does not address any federal estate and gift tax, the Medicare Tax on Net Investment Income, or any state, local or foreign tax consequences.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of the Notes that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” means a beneficial owner of the Notes that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of the Notes, the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Owners or partners of a pass-through entity that is a beneficial owner of the Existing Notes should consult their own tax advisors as to the U.S. federal, state, local and non-U.S. income and other tax consequences of an investment in the Notes.

Change of the Exchange Listing of the Notes

Holders will not realize any gain or loss upon the de-listing of the Notes from the Irish Stock Exchange and the subsequent listing of the Notes on the New York Stock Exchange. A holder’s tax basis and holding period in the Notes will be the same as the holder’s tax basis and holding period prior to the change of the exchange listing of the Notes.

The Notes

Payments of Interest. Interest received by a U.S. Holder on a Note generally will be taxed as ordinary interest income at the time it is received or accrued, depending on the holder’s method of accounting for U.S. federal income tax purposes.

The amount of interest paid in non-U.S. currency with respect to a Note that is includible in income by a U.S. Holder that uses the cash method of accounting for U.S. federal income tax purposes is the U.S. dollar value of the amount paid translated at the spot rate of exchange on the date such payment is received by such U.S. Holder.

In the case of interest paid in non-U.S. currency on a Note held by a U.S. Holder that uses the accrual method of accounting, such U.S. Holder is required to include the U.S. dollar value of such interest income that accrued during the relevant accrual period. The U.S. dollar value of such accrued interest income generally is determined by translating such interest income at the average rate of exchange for such accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year). Alternatively, such U.S. Holder may elect to translate such interest income at the spot rate of exchange on the last day of such accrual period (and in the case of a partial accrual period, the spot rate on the last day of the taxable year) or if the last day of an accrual period is within five business days of the date of receipt of the payment in respect of the related accrued interest, a U.S. Holder that has made such election may translate such accrued interest using the spot rate of exchange on the date of receipt of such payment. The above election will apply to all debt obligations held by such U.S. Holder and may not be changed without the consent of the IRS. A U.S. Holder generally will recognize foreign currency exchange gain or loss with respect to such accrued interest income on the date the payment in respect of such interest income is received, if there is any difference between the exchange rate used to determine such interest income and the exchange rate on the date such payment is received. Such foreign currency exchange gain or loss generally will be treated as ordinary income or loss from sources within the United States.

A U.S. Holder generally will have a basis in Non-U.S. currency received as interest on a Note equal to the U.S. dollar value of such Non-U.S. currency, as applicable, on the date of receipt. Any gain or loss on a conversion or other disposition of such Non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss from sources within the United States.

Amortizable Bond Premium. If a U.S. Holder’s tax basis in a Note is greater than its principal amount, the U.S. Holder will be considered to have acquired the Note with amortizable bond premium in the amount of such excess. A U.S. Holder may elect to amortize this bond premium, using a constant-yield method, over the remaining term of the Note. A U.S. Holder generally may use the amortizable bond premium allocable to an accrual period to offset stated interest otherwise required to be included in income with respect to the Note in that accrual period. An election to amortize bond premium applies to all taxable debt obligations then owned or thereafter acquired and may be revoked only with the consent of the IRS. Bond premium on an instrument denominated in a currency other than the U.S. dollar is computed in units of that currency and reduces interest income determined in units of that currency (which is then translated under the rules described above). Foreign currency exchange gain or loss is recognized by treating the portion of premium amortized during a period as if it were a principal payment.

Sale, Retirement or Other Taxable Disposition of Notes. Upon the sale, retirement or other taxable disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, retirement or other taxable disposition and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in the Note generally will equal the cost of such Note to such U.S. Holder, and will subsequently be reduced by any amortized bond premium. For these purposes, the amount realized does not include any amount attributable to accrued interest, which is treated as described under “Payments of Interest” above. A U.S. Holder that receives Non-U.S. currency on the sale, exchange, retirement or other disposition of a Note generally will have an amount realized equal to the U.S. dollar value of such Non-U.S. currency, as applicable, translated at the spot rate of exchange on the date of such sale, exchange, retirement or other disposition (or, if such Note is treated as traded on an established securities market, on the settlement date in the case of a cash basis or electing accrual basis taxpayer). A U.S. Holder generally will realize foreign currency exchange gain or loss upon such sale, exchange, retirement or other disposition (as ordinary income or loss from sources within the United States) if there is any difference between (i) the spot rate of exchange on the date such U.S. Holder acquired such Note and (ii) the spot rate of exchange on the date such Note is disposed of or the date the payment in respect of such sale, exchange, retirement or other disposition is received, as applicable. Such foreign currency exchange gain or loss, together with any foreign currency exchange gain or loss realized on such disposition in respect of accrued interest, generally will be realized only to the extent of the total gain or loss realized by such U.S. Holder on such disposition. Any such total gain or loss not treated as foreign currency exchange gain or loss generally will be capital gain or loss from sources within the United States. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations.

A U.S. Holder that determines its amount realized in connection with the sale, exchange, retirement or other disposition of a Note by reference to the spot rate of exchange on the date of such sale, exchange, retirement or other disposition (rather than on the settlement date) may recognize additional foreign currency exchange gain or loss upon receipt of Non-U.S. currency from such sale, exchange, retirement or other disposition.

A U.S. Holder generally will have a basis in the Non-U.S. currency received upon a sale, exchange, retirement or other disposition of a Note equal to the U.S. dollar value of such Non-U.S. currency, as applicable, on the date of receipt. Any gain or loss on a conversion or other disposition of such Non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss from sources within the United States.

Reportable Transactions. A U.S. Holder that participates in any “reportable transaction” (as defined in applicable Regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders should consult their own tax advisors as to the possible obligation to file IRS Form 8886 reporting foreign currency exchange loss arising from the Notes or any amounts received with respect to the Notes.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS in connection with payments on the Notes and proceeds received from a sale or other disposition of the Notes unless a U.S. Holder is an exempt recipient. A U.S. Holder may also be subject to backup withholding on these payments unless the U.S. Holder provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules, or provides proof of an applicable exemption. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Payments of interest. Subject to the discussion of backup withholding below, payments of interest on the Notes to a Non-U.S. Holder that is not effectively connected with a trade or business in the United States will generally not be subject to U.S. withholding tax under the “portfolio interest rule,” provided that: the Non-U.S. Holder does not actually or constructively own 10% or more of our shares; the Non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, within the meaning of section 881(c)(3)(A) of the Code; the Non-U.S. Holder is not a controlled foreign corporation that is related to us (actually or constructively); and either (1) the Non-U.S. Holder provides its name, address, and taxpayer identification number, if any, and certifies, under penalties of perjury on IRS Form W-8BEN or a suitable substitute form that it is not a U.S. person or (2) the Non-U.S. Holder holds the Notes through certain foreign intermediaries or certain foreign partnerships, and the Non-U.S. Holder and the foreign intermediacy or foreign partnership satisfies the certification requirements of the applicable Regulations.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest that are not effectively connected income will be subject to U.S. federal withholding tax at a rate of 30%, unless the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business, then the Non-U.S. Holder will be exempt from the 30% withholding tax, provided the Non-U.S. Holder provides us with a properly executed IRS Form W-8ECI (or other applicable form) prior to the payment of interest. However, such Non-U.S. Holder will be subject to U.S. federal income tax on that interest on a net income basis in generally the same manner as if the Non-U.S. Holder were a U.S. holder, unless an applicable income tax treaty provides otherwise. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Sale or other taxable disposition of Notes. Except as described below under “Information Reporting and Backup Withholding” and “FATCA Withholding,” gain realized by a Non-U.S. Holder on the sale or other taxable disposition of a Note (including a retirement or redemption) will generally not be subject to U.S. federal income or withholding tax unless: the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such gain (net of applicable U.S. source losses) will be taxed at a rate of 30% (or lower applicable treaty rate); or the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, as discussed above, in which case such gain will be subject to net income tax as if the Non-U.S. Holder were a U.S. holder, unless an applicable income tax treaty provides otherwise. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to branch profits tax on its effectively connected earnings and profits at a rate of 30% (or a lower applicable treaty rate).

Information Reporting and Backup Withholding. Generally, we must report annually to the IRS and to Non-U.S. Holders the amount of interest paid to those holders and the amount of tax, if any, withheld with respect to those amounts. Copies of the information returns reporting such interest and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest that we make, provided an IRS Form W-8BEN or W-8ECI (or other applicable form) has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code. In addition, backup withholding and information reporting will generally not apply to proceeds from the sale or other taxable disposition (including a retirement or redemption) of a Note made to a Non-U.S. Holder by or through the foreign office of a broker. However, a Non-U.S. Holder will be subject to information reporting with respect to the proceeds of the sale or other taxable disposition of a Note conducted through certain U.S.-related financial intermediaries, unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. person and the payer does not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, or the Non-U.S. Holder otherwise establishes an exemption. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

FATCA Withholding. Under the U.S. tax rules known as FATCA, a Non-U.S. Holder of our Notes will generally be subject to 30% U.S. withholding tax on payments made on (and, after December 31, 2018, gross proceeds from the sale or other taxable disposition of) the Notes if the Non-U.S. Holder (i) is, or holds its Notes through, a foreign financial institution that has not entered into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, unless such foreign financial institution is subject to an intergovernmental agreement between the United States and a foreign country and has not been designated as a “nonparticipating foreign financial institution” or (ii) fails to provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. The future adoption of, or implementation of, an intergovernmental agreement between the United States and an applicable foreign country, or future U.S. Treasury regulations, may modify these requirements. Non-U.S. Holders should consult their own tax advisors regarding the application of these rules to an investment in the Notes.

Certain United Kingdom Tax Considerations

The following section is a summary of the material tax considerations for holders relating to their holding of Notes. The summary is based on the current law and practice of the United Kingdom (“UK”), which are subject to change. Save where otherwise stated, the summary applies only to holders who are absolute beneficial owners of their Notes and who are resident in the UK or who carry on a trade, profession or vocation in the UK through a permanent establishment, branch or agency to which Notes are attributable. It does not apply to holders who are subject to particular tax rules, such as persons connected with us or to dealers in securities. The summary does not constitute tax or legal advice and the comments below are of a general nature only. Holders of Notes (in particular those who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position) should in any event consult their own professional advisers with regard to their tax position.

Change of the Exchange Listing of the Notes

It is not expected that the de-listing of the Notes from the Irish Stock Exchange and the subsequent listing of the Notes on the New York Stock Exchange will result in a disposal of the Notes for UK tax purposes.

Sale, Exchange and Disposal of Notes

UK Corporation Taxpayers

In general, holders who are subject to UK corporation tax will recognize profits, gains or losses arising from the disposal of their Notes for UK corporation tax purposes broadly in accordance with their statutory authorized accounting treatment, provided such treatment conforms to generally accepted accounting practice as that term is defined for tax purposes. Any such profit, gain or loss will be taken into account in computing taxable income for UK corporation tax purposes.

Other UK Taxpayers

We are able to make payments of principal under the Notes in Euro if the UK adopts Euros as its lawful currency (see under “Currency Conversion” above). For this reason, the Notes are not expected to constitute “qualifying corporate bonds” for the purposes of the Taxation of Chargeable Gains Act 1992. Accordingly, any disposal of a Note by an individual holder who is resident for tax purposes in the UK or who carries on a trade, profession or vocation in the UK through a branch or agency to which such Note is attributable may give rise to a chargeable gain or allowable loss for the purposes of UK tax on chargeable gains, depending on individual circumstances.

On a disposal of Notes, any interest which has accrued since the last interest payment date (or issue) may be charged to UK tax as income under the rules of the accrued income scheme as set out in Part 12 of the Income Tax Act 2007 if the affected holder is resident in the UK or carries on a trade in the UK through a branch or agency to which such note is attributable. This amount would be taken into account and excluded in determining any chargeable gain or allowable loss arising on disposal.

Holders who are not Resident in the UK

A body corporate, which is neither resident in the UK nor carrying on a trade in the UK through a permanent establishment, will not be liable to UK corporation tax on profits, gains and losses arising from the disposal of its Notes. Other holders of Notes who are not resident for tax purposes in the UK and who do not carry on a trade, profession or vocation in the UK through a branch or agency to which the Notes are attributable will not be liable to UK tax on chargeable gains realized on or profits arising on the disposal of their Notes.

Other UK Tax Considerations

UK Withholding Tax

On the basis that interest on the Notes is not expected to have a UK source, payments of interest on the Notes by us should be able to be made without withholding or deduction on account of UK tax. Payments of interest on the Notes may in any event be made without withholding or deduction for or on account of UK income tax so long as they are and remain listed on a “recognised stock exchange” within the meaning of section 1005 of the Income Tax Act 2007. The NYSE is a recognised stock exchange for these purposes.

Interest on the Notes may be subject to income tax by direct assessment even though paid without deduction or withholding on account of UK income tax. Interest on the Notes received without deduction or withholding on account of UK tax will not generally be chargeable to UK tax in the hands of a holder of Notes who is not resident for tax purposes in the UK (other than in the case of certain trustees) unless that holder of Notes carries on a trade, profession or vocation in the UK through a UK branch or agency, or for holders of Notes who are corporations through a UK permanent establishment, in connection with which the interest is received or to which the Notes are attributable.

European Tax Considerations

Proposed Financial Transactions Tax

The European Commission has published a proposal for a directive for a common financial transactions tax (“FTT”) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “Participating Member States”).

The Commission’s proposal has very broad scope and could, if introduced in its current form, apply to certain dealings in the Notes in certain circumstances.

Under the Commission’s proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in the Notes where at least one party is a financial institution, and at least one party is established in a Participating Member State. A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a Participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a Participating Member State.

The FTT remains subject to negotiation between the Participating Member States and the legality of the proposal is uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and/or certain of the Participating Member States may decide to withdraw.

Prospective holders of the Notes are advised to seek their own professional advice in relation to the FTT.

Item 2. Exhibits.

Exhibit No.	Description

4.1	Indenture between Verizon Communications Inc. (“Verizon”), both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of December 1, 2000 (incorporated by reference to Exhibit 4.1 to Verizon Global Funding Corp.’s Registration Statement on Form S-4, Registration No. 333-64792).

4.2	First Supplemental Indenture between Verizon, both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of May 15, 2001 (incorporated by reference to Exhibit 4.2 to Verizon Global Funding Corp.’s Registration Statement on Form S-3, Registration No. 333-67412).

4.3	Second Supplemental Indenture between Verizon, both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of September 29, 2004 (incorporated by reference to Exhibit 4.1 to Verizon’s Current Report on Form 8-K filed on February 9, 2006).

4.4	Third Supplemental Indenture between Verizon, both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of February 1, 2006 (incorporated by reference to Exhibit 4.2 to Verizon’s Current Report on Form 8-K filed on February 9, 2006).

4.5	Fourth Supplemental Indenture between Verizon, both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of April 4, 2016 (incorporated by reference to Exhibit 4.5 to Verizon’s Registration Statement on Form S-4, Registration No. 333-212307).

4.6	Form of Global Note representing Verizon’s 4.073% Notes due 2024.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Verizon Communications Inc.

Date: April 5, 2017	By:	/s/ William L. Horton, Jr.
William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description

4.1	Indenture between Verizon Communications Inc. (“Verizon”), both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of December 1, 2000 (incorporated by reference to Exhibit 4.1 to Verizon Global Funding Corp.’s Registration Statement on Form S-4, Registration No. 333-64792).

4.2	First Supplemental Indenture between Verizon, both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of May 15, 2001 (incorporated by reference to Exhibit 4.2 to Verizon Global Funding Corp.’s Registration Statement on Form S-3, Registration No. 333-67412).

4.3	Second Supplemental Indenture between Verizon, both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of September 29, 2004 (incorporated by reference to Exhibit 4.1 to Verizon’s Current Report on Form 8-K filed on February 9, 2006).

4.4	Third Supplemental Indenture between Verizon, both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of February 1, 2006 (incorporated by reference to Exhibit 4.2 to Verizon’s Current Report on Form 8-K filed on February 9, 2006).

4.5	Fourth Supplemental Indenture between Verizon, both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of April 4, 2016 (incorporated by reference to Exhibit 4.5 to Verizon’s Registration Statement on Form S-4, Registration No. 333-212307).

4.6*	Form of Global Note representing Verizon’s 4.073% Notes due 2024.

* Filed herewith